LETTER OF INTENT

Between the parties of

Geo Genesis Group Ltd.
(GGG)

And

Yawee Digital ("The Company")

February 5th, 2009

This letter sets forth our agreement and understanding as to the essential terms of co-operation between GGG and Yawee Digital and all their affiliates. GGG is an international strategic management advisory and private equity company focusing on small and medium enterprises with a strong exposure to China. Yawee Digital is a service provider specialized in 3D architectural visualizations, animations, high end special effects and graphic design.

In order to develop and expand the market and fully utilize of each party's advantages, after careful considerations, both parties are interested in entering into the following categories of co-operation for the purpose of mutual benefits.

1. Private Equity and Investment into Yawee from GGG and GGG's Network

GGG will be engaged as the corporate advisor by and for the Company offering the following services:

a) Incorporating an international holding company;

b) Building up the board of directors within the Company;

c) Deciding on GGG's equity within the Company and the evaluation of the Company;

d) Preparing an executive summary and private placement memorandum; and

e) Consolidating the Company's corporate profile.

The split of revenue sharing pursuant to this co-operation shall be determined in a separate and specific co-operation agreement on a case sensitive basis.

2. Commercial and Marketing Co-operation Related to Yawee's Product

GGG will, on best effort basis, assist the Company with the following aspects:

a) appropriate marketing of the Company's services globally (with exception of the jurisdiction of the United Kingdom);

b) assisting the Company in setting up global representative offices; obtaining contracts from clients within and external to GGG's clients; and

c) extending the Company's service range by aligning it with other entities.

The split of revenue sharing pursuant to this co-operation shall be determined in a separate and specific co-operation agreement on a case sensitive basis.

3. Technical Co-operation related to GGG and Its Clients

The Company could assist GGG and GGG's network with the following aspects:

a) designing, marketing and distributing GGG's database globally;

b) designing and maintaining the website of GGG; and

c) designing and maintaining the websites of companies within GGG's network.

The detailed profit split schemes shall be stated in a separate Co-operation agreement.







4. Disclaimer

This document is a Letter of Intent only and does not constitute any final contract for any of the above stated categories for either party. However, this LOI does form a basis of memorandum of understanding between the two parties with both parties' interests of pursuing the above stated categories of co-operation. Three separate and specific co-operation agreements shall be legally entered into at the discretion of both parties if the above stated categories are implemented by both parties.

5. Governing Law

This Letter of Intent shall be governed by the laws of the State of New York.

Signed Date: 9th, February 2009

....

Jan Pannemann
For and on behalf of Geo Genesis Group Ltd.

....

Bo Qu
For and on behalf of Yawee Digital